EXHIBIT 2.1

MEETING OF THE BOARD OF DIRECTORS OF TELECOM

ITALIA MOBILE S.P.A. HELD ON 23 JANUARY 2005

REPORT ON THE PLAN FOR THE MERGER BY INCORPORATION OF

TELECOM ITALIA MOBILE S.P.A. INTO TELECOM ITALIA S.P.A.

THIS IS AN ENGLISH TRANSLATION OF THE ORIGINAL ITALIAN DOCUMENT

Milan, 23 January 2005

TELECOM ITALIA MOBILE S.P.A.

TELECOM ITALIA GROUP - DIRECTION AND CO-ORDINATION BY TELECOM ITALIA S.P.A.

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia’s disclosure obligations under Italian law.

Table of contents

1.	Description of the Merger and reasons therefor, with special emphasis on the business objectives of the companies participating in the Merger and the plans to achieve them		1
	1.1	Description of the participating companies	1
	1.2	Description of Tim’s activities	1
	1.3	Description of Telecom Italia’s activities	3
	1.4	Principal legal aspects of the Merger	4
	1.5	Reasons for the Merger – Business objectives and plans to achieve them	8
2.	The values attributed to the Companies Participating in the Merger for the purpose of determining the Exchange Ratio		11
	2.1	Purpose of the valuation	11
	2.2	Methods used and results obtained	12
3.	Conclusions		18
	3.1	Determination of the Exchange Ratio	18
	3.2	Exchange Ratio	19
4.	Procedure for assigning the shares of the Post-Merger Company and dividend entitlement date		19
	4.1	Procedure for the exchange	19
	4.2	Effective date of the Merger	20
5.	Effective date for accounting purposes		20
6.	Italian tax effects of the Merger on Telecom Italia		20
	6.1.	Direct taxes: taxation of the Companies Participating in the Merger	20
	6.2.	Italian tax effects on shareholders	20
	6.3.	Indirect taxes	21
7.	Expected shareholdings in the Post-Merger Company		21
	7.1	Tim shareholders	21
	7.2	Telecom Italia shareholders	21
	7.3	Effects of the Merger on shareholders	21
8.	Effects of the Merger on shareholders’ agreements (Article 122 of Italian Legislative Decree 58/1998) relating to the shares of the Companies Participating in the Merger		22
9.	Bylaw amendments		22
	9.1	Telecom Italia’s bylaws and amendments deriving from the Merger	22
10.	Evaluation of the conditions for the exercise of the right of withdrawal (Articles 2437, 2437-quinquies and 2497-quater of the Civil Code)		23
	10.1	Evaluation in relation to Article 2437-quinquies of the Civil Code	23
	10.2	Evaluation in relation to Article 2437 of the Civil Code	23
	10.3	Evaluation in relation to Article 2497-quater of the Civil Code	24

ii

REPORT OF THE BOARD OF DIRECTORS OF TELECOM ITALIA MOBILE S.P.A. ON THE PLAN FOR THE MERGER BY INCORPORATION OF TELECOM ITALIA MOBILE S.P.A. INTO TELECOM ITALIA S.P.A. PURSUANT TO ARTICLE 2501-QUINQUIES OF THE ITALIAN CIVIL CODE AND ARTICLE 70.2 OF THE IMPLEMENTING REGULATIONS OF LEGISLATIVE DECREE NO. 58 OF 28 FEBRUARY 1998 (THE “CONSOLIDATED LAW”) RELATING TO THE RULES APPLICABLE TO ISSUERS, ADOPTED BY CONSOB RESOLUTION 11971/1999, AS AMENDED.

Dear Shareholders,

In accordance with Article 2501-quinquies of the Italian Civil Code (“Civil Code”) and Article 70.2 of Consob Regulation 11971 of 14 May 1999, (the “Regulation”), we submit the plan (the “Merger Plan”) for the merger by incorporation (the “Merger”) of Telecom Italia Mobile S.p.A. (“Tim” or the “Company to be Absorbed”) into Telecom Italia S.p.A. (“Telecom Italia” or the “Absorbing Company” or – after the Merger is effective – the “Post-merger Company”) for your review and approval. This report is intended to describe and explain the reasons for the Merger Plan in legal and economic terms, particularly with respect to the exchange ratio.

This report is also intended to provide an accurate analysis of the business and financial rationale for the comprehensive reorganization of the activities of the Telecom Italia Group (the “Reorganization Plan”) and consequently to explain how it is in the interests of the Company and its shareholders. The goal, both for Tim and Telecom Italia, is to improve their competitive position, due among other things to the greater operational and financial synergies and efficiencies that will arise, in line with the resolutions adopted by the Boards of Directors of both companies on 7 December 2004.

1. Description of the Merger and reasons therefor, with special emphasis on the business objectives of the companies participating in the Merger and the plans to achieve them

1.1 Description of the participating companies

1.1.1 Telecom Italia Mobile S.p.A.: Tim is a company limited by shares with its registered office in Turin at 6 Via Cavalli and its headquarters in Rome at 152 Via Pietro De Francisci, share capital of €515,728,777.86, divided into 8,595,479,631 shares with a par value of €0.06 per share, consisting of 8,463,410,468 ordinary shares and 132,069,163 savings shares. The Company to be Absorbed has its tax domicile at its registered office and is registered in the Turin Company Register. Its tax code number is 06947890015.

1.1.2 Telecom Italia S.p.A.: Telecom Italia is a company limited by shares with its registered office in Milan at 2 Piazza Affari, fully paid up share capital of €8,868,946,358.25, divided into 10,329,435,946 ordinary shares with a par value of €0.55 per share and 5,795,921,069 savings shares with a par value of €0.55 per share. The Absorbing Company has its tax domicile at its registered office and is registered in the Milan Company Register. Its tax code number is 00488410010.

1.2 Description of Tim’s activities

1.2.1 Tim, together with the group of which it is the parent company, is one of the leading international groups operating in the telecommunication services sector, and more specifically in mobile telecommunications under licence or in a free market. Its activities include the design, implementation, management and sale of telecommunication, information and communication technology and electronic systems. Tim’s main international markets are in South America and the Mediterranean basin.

1.2.2 The following tables provide selected historical operating, cash flow and financial data for the Tim Group and Tim, as reported in the financial statements for the first nine months of financial years 2004 and 2003 and in the 2003 financial statements.

Selected operating, cash flow and financial data for the Tim Group and Tim

Tim Group

Operating and cash flow data (millions of euro)	1.1-30.9.2004	1.1-30.9.2003	Year 2003
Sales and service revenues	9,499	8,635	11,782
Gross operating profit	4,574	4,157	5,502
Operating income before amortization of goodwill on consolidation differences	3,199	3,021	3,885
Operating income	3,129	2,944	3,786
Income before taxes	3,100	3,441	4,207
Consolidated net income before minority interests	1,724	2,041	2,456
Consolidated net income: Parent Company	1,664	1,970	2,342
Consolidated cash flow (1)	3,048	3,156	3,998
Free cash flow from operations (2)	2,829	3,123	3,746

1.	Consolidated net income (loss) before minority interests plus amortization and depreciation.
2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	9,247	9,276	9,064
Working capital	(1,925)	(2,407)	(2,015)
Net invested capital	7,322	6,869	7,049
Financed by:
Consolidated shareholders’ equity:	7,382	7,803	7,535
• Parent Company	6,827	7,295	7,049
• Minority interests	555	508	486
Consolidated net financial debt (positive financial position)	(60)	(934)	(486)
• Medium/long-term	490	585	668
• Short-term	(550)	(1,519)	(1,154)

Tim S.p.A.

Operating and cash flow data (millions of euro)	1.1-30.9.2004	1.1-30.9.2003	Year 2003
Sales and service revenues	7,381	6,980	9,469
Gross operating profit	4,076	3,805	5,035
Operating income	3,201	2,969	3,863
Income before taxes	3,376	3,081	3,852
Net income	2,143	1,846	2,322
Cash flow (1)	2,977	2,634	3,405
Free cash flow from operations (2)	3,038	3,409	4,201

1.	Net income (loss) plus amortization and depreciation.
2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	At 30 Sept. 2004	At 31 Dec. 2003	At 30 Sept. 2003
Fixed assets, net	9,741	9,161	8,576
Working capital	(1,347)	(1,622)	(1,170)
Net invested capital	8,394	7,539	7,406
Financed by:
Shareholders’ equity:	8,899	8,957	8,481
• Share capital	514	514	514
• Reserves and retained earnings	6,242	6,121	6,121
• Net income for the period	2,143	2,322	1,846
Net financial debt (positive financial position)	(505)	(1,418)	(1,075)
• Of which short-term	(505)	(1,418)	(1,075)

1.3 Description of Telecom Italia’s activities

1.3.1 Telecom Italia, together with the group of which it is the parent company, is one of the leading international groups operating in the telecommunication services sector and, more generally, in the information and communication technology sector.

1.3.2 The following tables provide selected historical operating, cash flow and financial data for the Telecom Italia Group and Telecom Italia, as reported in the financial statements for the first nine months of financial years 2004 and 2003 and in the 2003 financial statements.

Selected operating, cash flow and financial data for the Telecom Italia Group and Telecom Italia

TELECOM ITALIA GROUP

Operating and cash flow data (millions of euro)	1.1-30.9.2004	1.1-30.9.2003	Year 2003
Sales and service revenues	22,912	22,682	30,850
Gross operating profit	10,788	10,648	14,280
Operating income before amortization of goodwill on consolidation differences	6,607	6,639	8,619
Operating income	5,442	5,214	6,789
Income before taxes	3,690	3,858	3,442
Consolidated net income before minority interests	1,518	2,889	2,428
Consolidated net income: Telecom Italia	745	1,881	1,192
Consolidated cash flow (1)	6,399	7,901	9,207
Free cash flow from operations (2)	6,585	7,360	9,233

1.	Consolidated net income (loss) before minority interests plus amortization and depreciation.
2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	30 Sept. 2004	31 Dec. 2003	30 Sept. 2003
Fixed assets, net	52,635	54,573	55,892
Working capital	(1,824)	(638)	(462)
Net invested capital	50,811	53,935	55,430
Financed by:
Consolidated shareholders’ equity:	19,390	20,589	21,177
• Telecom Italia	15,141	16,092	16,814
• Minority interests	4,249	4,497	4,363
Consolidated net financial debt :	31,421	33,346	34,253
• Medium/long-term	34,020	30,545	28,806
• Short-term	(2,599)	2,801	5,447

TELECOM ITALIA S.p.A.

Operating and cash flow data (millions of euro)	1.1-30.9.2004	1.1-30.9.2003	Year 2003
Sales and service revenues	11,793	11,872	16,033
Gross operating profit	5,526	5,510	7,433
Operating income	3,256	3,169	4,139
Income before taxes	1,664	1,378	1,728
Net income	894	2,012	2,646
Cash flow (1)	2,897	4,121	5,565
Free cash flow from operations (2)	3,782	3,669	4,702

1.	Net income (loss) plus amortization and depreciation.
2.	Calculated as: Operating Income + Amortization and Depreciation – Industrial Investments – Change in Operating Working Capital.

Balance sheet data (millions of euro)	30 Sept. 2004	31 Dec. 2003	30 Sept. 2003
Fixed assets, net	47,544	48,604	49,858
Working capital	230	3,079	1,063
Net invested capital	47,774	51,683	50,921
Financed by:
Shareholders’ equity:	15,533	16,356	15,688
• Share capital	8,858	8,854	8,846
• Reserves and retained earnings	5,781	4,856	4,830
• Net income for the period	894	2,646	2,012
Net financial debt (positive financial position):	32,241	35,327	35,233
• Medium/long-term	28,955	20,692	22,034
• Short-term	3,286	14,635	13,199

1.4 Principal legal aspects of the Merger

1.4.1 The proposed transaction, consisting of the merger by incorporation of Tim into Telecom Italia, pursuant to and for the purposes of Article 2501 et seq. of the Civil Code, implements the corporate restructuring which forms the basis of the Reorganization Plan.

In order to implement this corporate restructuring, prior to the Merger and to its effectiveness, Tim is expected to spin off its mobile communications business in Italy (the “Spin-off”) to a company wholly owned by Tim, to be known as Tim Italia S.p.A., with its registered office in Milan at 2 Piazza degli Affari (“Tim Italia”). The principal legal aspects of the Spin-off are described in Section 1.4.5 below.

1.4.2 The Boards of Directors of Telecom Italia and Tim (collectively, the “Companies Participating in the Merger”) have adopted their respective balance sheets at 30 September 2004 as their balance sheets for purposes of Article 2501-quater of the Civil Code.

On 24 December 2004 Tim, pursuant to Article 2501-sexies of the Civil Code, applied to the Turin Court for the appointment of an expert to prepare the report on the exchange ratios for the Merger. In a decree dated 28 December 2004, the Turin Court appointed as expert the accounting firm of Reconta Ernst & Young S.p.A.

The Milan Court, pursuant to Article 2501-sexies of the Civil Code, has appointed the accounting firm of Mazars & Guerard to prepare the report on the exchange ratios for Telecom Italia

1.4.3 The Merger will result in the cancellation without exchange of the Tim ordinary and savings shares held by Telecom Italia at the effective date of the Merger and the assignment to holders of Tim ordinary and savings shares other than Telecom Italia of ordinary and savings shares issued by Telecom Italia. Under Article 2504-ter of the Civil Code, the treasury shares owned by Tim will be cancelled without exchange.

The intention of the Companies Participating in the Merger is to complete the Merger as soon as possible and, specifically, to arrange for it to become effective by the end of June 2005.

1.4.4 As a consequence of the Reorganization Plan, Tim will be merged into Telecom Italia, which will maintain its present bylaws with the amendments described in Section 9 of this Report.

Both the corporate purpose of Telecom Italia and that of Tim provide for the performance of telecommunication activities. Consequently, the implementation of the Reorganization Plan will not cause any significant changes in the activities performed by Telecom Italia and Tim before the Merger nor in the related business risks.

1.4.5 As mentioned above, before the Merger is completed and as the first step in implementing the Reorganization Plan, Tim will spin off its mobile communications business in Italy (the “Domestic Communications Business”) by means of a contribution in kind to a new company in compliance with the prescribed procedures under applicable law.

To this end, on 29 December 2004, Tim established Tim Italia by means of a unilateral act. As stated above, this new company will acquire the Domestic Communications Business as a consequence of the Spin-off.

On 11 January 2005, Tim applied, pursuant to Article 2343 of the Civil Code, to the Milan Court for the appointment of an appraiser to prepare the valuation report on the Domestic Mobile Business to be contributed to Tim Italia. In a decree dated 12 January 2005, the Milan Court appointed Dott. Claudio Pastori, an accountant in Milan.

The Domestic Mobile Business to be spun off includes all the assets of Tim’s mobile communications business in Italy and all the rights and obligations in any way related to the assets and liabilities to be transferred. All the contracts of employees and self-employed workers will also be transferred with the Domestic Communications Business.

The Domestic Communications Business will not include the assets and liabilities shown in Tim’s balance sheet at 30 September 2004 related primarily to the Tim’s international business, i.e.: (i) the equity interest held by Tim in Tim International N.V. (“Tim International”), the holding company for equity investments in foreign companies operating in the mobile communications sector with a book value, including payments for future increases in capital, of €4,582 million; (ii) the reserve for risks in respect of guarantees issued on behalf of foreign affiliates, amounting to €198 million; (iii) the guarantees granted and received in relation to the foreign sector, included in the memorandum accounts, for a total of €982 million; (iv) advance taxes, related to the international assets, amounting to €813 million; (v) the balance of the current account held by Tim with Telecom Italia; and (vi) certain other financial and tax items.

The Spin-off, implemented in accordance with Article 172.1 of the Consolidated Income Tax Law (Presidential Decree no. 917 of 22 December 1986), is tax neutral in terms of Italian taxation and, therefore, will not lead to the realization of capital gains or losses. In other words, Tim Italia will succeed, on a continuing basis, to Tim’s tax situation in respect of the assets and liabilities contributed.

Another consequence of the Spin-off is that Tim Italia will succeed to the authorizations for the provision of electronic communications networks and services in Italy already held by Tim and to all the rights (including those temporarily assigned to Tim at the date of the transfer of the Domestic Communications Business) to use numbering systems and/or radio frequencies under public franchises, licences, general authorizations and special authorizations resulting from notifications declaring the commencement of activities. As regards the regulatory aspects, both Tim and Tim Italia have initiated all the registration formalities and notifications to the competent authorities. To this end, Tim has already notified the Ministry of Communications in accordance with Article 25.8 of Legislative Decree 259/2003.

Tim, Tim Italia and Telecom Italia will make the notifications concerning the transaction required by Article 47 of Law 428/1990, as amended by Article 2 of Legislative Decree 18/2001.

Following the Spin-off and until the Merger becomes legally effective, Tim will continue to control Tim Italia, the company owning the Domestic Communications Business, and Tim International, the holding company for equity investments in foreign companies operating in the mobile communications sector. Upon completion of the Merger, Telecom Italia will own 100% of the capital of both companies directly.

It is expected that the Spin-off will be completed, by means of the execution of a transfer instrument and its filing with the Milan Company Register, by the end of March 2005.

1.4.6 As part of the Reorganization Plan, Telecom Italia made a voluntary partial tender offer under Article 102 et seq. of the Consolidated Law for 2,456,534,241 Tim ordinary shares, representing 29.12% of Tim’s ordinary share capital at 20 December 2004 and 28.67% of its total share capital at the same date and a voluntary tender offer for all 132,069,163 Tim savings shares, representing 100% of Tim’s savings share capital and about 1.54% of its total share capital (although the offers were legally distinct, hereinafter the offer for Tim’s ordinary shares and the offer for Tim’s savings shares are referred to jointly as the “Offer”). The Offer price was €5.6 for each Tim ordinary and savings share and its effectiveness was subject to the condition, for both classes of shares, that two thirds of the number of shares subject of the Offer must be tendered.

In order to provide Tim shareholders and the market with the information needed to assess the Offer and an evaluation of the terms and purpose of the Offer, especially as regards the fairness of the proposed price, in its meeting on 22 December 2004, Tim’s Board of Directors approved the Issuer’s Statement pursuant to Article 103.3 of the Consolidated Law and Article 39 of the Regulation concerning Issuers.

The Offer commenced on 3 January 2005 and terminated on 21 January 2005. The number of shares tendered amounted to approximately 31.2% of Tim’s ordinary share capital and 6.4% of its savings share capital. The Offer Document specified that, in the event of the number of shares tendered falling below the minimum thresholds set, Telecom Italia’s Board of Directors would decide whether to acquire the smaller quantity of Tim ordinary and/or savings shares tendered and proceed with the planned reorganization by implementing the Merger.

Telecom Italia’s Board of Directors has favorably assessed the results of the Offer, especially in view of the fact that the Tim ordinary shares tendered exceeded the number of Tim ordinary shares subject to the Offer, thus demonstrating the market’s appreciation of the transaction and making it possible to achieve the objective of optimizing the Post-merger Company’s balance sheet and financial structure upon completion of the Merger. For this reason, Telecom Italia’s Board of Directors has decided to waive the Offer effectiveness conditions concerning the minimum threshold of acceptances for Tim savings shares, thereby confirming the effectiveness of the Offer and accepting to purchase the smaller quantity of Tim savings shares tendered, and to proceed with the Reorganization Plan and the related integration process.

It should also be noted that, as a result of the exercise of the options which were previously disclosed to the market (for approximately 21 million Tim savings shares) and the execution of securities lending agreements (for approximately 37 million Tim savings shares), following the Offer Telecom Italia will be entitled to vote approximately 50.3% of the shares entitled to vote in the special meeting of Tim savings shareholders that will be called to approve the Merger resolution.

As mentioned above, the Offer represented the first step in the Reorganization Plan and must therefore be considered as connected with and serving the purposes of the Merger.

In view of the Merger, the Offer was intended to contribute to optimizing the capital structure of the Absorbing Company. Since, in implementing the Merger, the Tim shares held by Telecom Italia will be cancelled without exchange, Telecom Italia’s acquisition of Tim shares by means of the Offer has increased the proportion of Tim’s share capital that will be cancelled and consequently reduced the amount of equity to be issued in exchange. This could have a positive effect (i) on the earnings per share of Telecom Italia post-Merger, thus improving the return on equity, and (ii) on the free cash flow yield per share, to the benefit of all the post-Merger shareholders of Telecom Italia and Tim. From a financial perspective, the equity that is not issued will in effect be replaced, as a result of the settlement of the obligations arising from the Offer, by an increase in Telecom Italia’s net debt. The cost of this new debt – in terms of after-tax net financial expense – is lower than the cost – in terms of the expected dividends – which would have been incurred on the additional amount of equity (not issued in exchange for Tim shares purchased in the Offer).

The results of the Offer mean that Telecom Italia will pay a total consideration of approximately €13.8 billion, of which €2.5 billion will be paid by Telecom Italia through the realization of a portion of its liquid assets and approximately €11.3 billion will be raised through bank financing. Consequently, the net financial debt of the Telecom Italia Group, estimated at approximately €30 billion at 31 December 2004, is expected to increase, excluding other costs related to the Offer, to just under €44 billion.

The increase in debt following the Offer has not led, in line with the indication given in the announcement of the plan to reorganize the Telecom Italia Group, to a reduction in Telecom Italia’s credit rating (currently Baa2 for Moody’s, BBB+ for Standard & Poor’s, A– for Fitch). It should be noted that Standard & Poor’s and Fitch, while confirming their respective ratings, have revised their outlooks from positive to stable and from stable to negative, respectively. The rating agencies arrived at these conclusions on the basis of the maximum estimated consideration payable in connection with the Offer, equal to approximately €14.5 billion.

The bank financing may be refinanced in the capital markets, depending on market opportunities and conditions, probably in the next two years.

The progressive reduction in the debt incurred in connection with the Offer will be made possible primarily by the cash flow that will be generated, which is expected to be at least in line with the plans announced in March 2004.

1.4.7 As part of the share exchange, Telecom Italia will assign newly-issued savings shares of the Post-Merger Company to holders of Tim savings shares.

It should be noted that, from a formal legal perspective, Telecom Italia savings shares are entitled to a smaller dividend premium compared to ordinary shares than that to which holders of Tim savings shares are currently entitled compared to Tim ordinary shares.

Tim savings shares entitle their holders, among other things, to the right to a premium with respect to any profit distributed to ordinary shareholders equal to 20% of their par value of €0.06 and to the right to the distribution of net profits, after deducting the amount to be allocated to the legal reserve, up to 5% of their par value. In contrast, Telecom Italia savings shares entitle their holders the right to the distribution of net profits up to 5% of their par value of €0.55, and the right to a premium with respect to any dividend distributed to ordinary shareholders equal to 2% of their par value.

Since the Merger will result in holders of Tim savings shares receiving in exchange Telecom Italia savings shares that, as specified above, entitle the holders to a smaller dividend premium than the cancelled Tim savings shares, the Merger will be submitted for approval to a special meeting of Tim savings shareholders pursuant to Article 146.1b) of the Consolidated Law (the “Special Meeting”).

Moreover, in view of the smaller dividend premium of the Telecom Italia savings shares that will be assigned in exchange to the existing holders of Tim savings shares, all of the latter who do not vote in favor of the resolution submitted to the Special Meeting will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, subparagraph g), of the Civil Code, in view of the modification to their property rights as a consequence of the exchange.

It should be noted, however, that, from a substantive economic perspective, the Merger will lead to the above-mentioned change in the dividend premium being more than offset, in absolute terms, by an improvement in the entitlement to profits of each Tim savings shareholder (as regards the premium compared to dividends on ordinary shares). In fact, as a consequence of the exchange, each Tim savings share with a par value of €0.06 will be replaced by more than one Telecom Italia savings share with a par value of €0.55 on the basis of the exchange ratios (described below), so that the post-exchange dividend premium for each former Tim savings share will be calculated with reference to a higher total par value equal to €0.55 (par value) x 2.36 (exchange ratio) = €1.30 instead of €0.06. Consequently, the dividend premium attaching to each Tim savings share held, currently equal to €0.012 (20% x €0.06), will increase as a consequence of the exchange for Telecom Italia savings shares to €0.026 (2% x €1.30).

1.4.8 Telecom Italia will succeed to all Tim’s legal rights and obligations in force at the effective date of the Merger, including those arising in connection with Tim’s stock option plans (to this end, the Absorbing Company will make the necessary capital increases for purposes of such plans, as described in Section 9 below).

1.4.9 The Merger is technically subject to the veto right of the Minister for the Economy and Finance pursuant to the Golden Share provisions under Article 2 of Decree Law 332/1994, ratified by Law 474/1994, and Article 22.b) of Telecom Italia’s bylaws.

At the end of the meeting of Telecom Italia’s Board of Directors on 7 December 2004, in accordance with Article 22.b) of the Absorbing Company’s bylaws and Article 2 of Decree Law 332/1994, ratified by Law 474/1994, Telecom Italia notified the Minister for the Economy and Finance of the commencement of the plan for the reorganization of the Group.

The Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that he does not consider that the conditions exist for the exercise of the veto right with respect to the adoption of the Merger resolution by Telecom Italia’s shareholders’ meeting.

1.4.10 Telecom Italia’s ordinary and savings shares are and, following the Merger, will continue to be, listed on the Mercato Telematico operated by Borsa Italiana S.p.A.

In addition, following the Merger, Telecom Italia’s ordinary and savings shares will continue to be listed on the New York Stock Exchange in the form of ADSs (American Depository Shares, each of which represents ten ordinary or savings shares). As regards the listing of Telecom Italia’s ordinary shares on the Frankfurt Stock Exchange, in the light of the decisions adopted by the Board of Admission of the Frankfurt Stock Exchange, the shares will be delisted by the effective date of the Merger.

1.5 Reasons for the Merger – Business objectives and plans to achieve them

1.5.1 The Merger satisfies a series of business needs prompted by the progressive, increasing integration between fixed and mobile telephony platforms. The evolution of the market and the defense of the creation of value also require an adaptation of business models and organizational strategies, an objective that the merger by incorporation of Tim into Telecom Italia is intended to promote.

To capture all of the benefits made available by the integration of platforms and services, at a time of significant technological discontinuity, it is desirable to undertake a corporate structural reorganization that will guarantee the unitary governance of business processes that a situation of partial control of capital does not fully allow.

The reorganization will make it possible to respond to the need for integration expressed by customers, to capitalize on the complementary features of the services offered in order to foster consumption, and at the same time to capture all the benefits deriving from the synergies between the different business areas.

The demand for telecommunications services is growing, driven by the spread of broad-band in wireline business and by the new services supplied in the mobile segment. In particular:

•	electronic communications on the wireline network have enriched the supply of traditional “voice” and “data” services by adding the innovative services made possible by XDSL technology and fiber optics;

•	electronic communications on the new-generation mobile networks (GPRS, EDGE and UMTS) now afford mobility not only for voice services but also for data, Internet and media services.

There are sectors in which customers increasingly feel the need to use the services made possible by the new technologies seamlessly, regardless of where they are. Furthermore, technological innovation is significantly increasing the interaction between the different networks (fixed and mobile, voice and data) and between the supply of telecommunications services and that of adjacent sectors, such as information technology, media and consumer electronics.

The leading manufacturers of telecommunications equipment and terminals have oriented their technological investments to satisfying the market’s new needs:

•	telecommunications networks are rapidly evolving into “multimedia networks” thanks to the spread of the IP protocol and the adoption of homogeneous wireline and mobile multiservice platforms;

•	the new wireline and mobile terminals satisfy multiple functions and convergent handsets permit seamless access to wireline and mobile services.

The rapid spread of this equipment will allow telecommunications operators to benefit from the potential synergies deriving from a more closely integrated management of wireline and mobile electronic communications businesses and thus to be well positioned to cope with a scenario likely to be characterized by the saturation of the market in traditional telephone services and the trend of eroding prices and margins.

The leading operators in the Italian and European telecommunications market are preparing to respond to the latest technological and market developments on three main fronts:

•	better coordination and distribution of customer relations between the various segments (integration of sales channels and responsibilities for specific segments, brand management);

•	strengthening of certain critical functions for comparative advantage (guidance of IT and network technological choices; management of research; purchasing; content acquisition and management; and coordination of supply policies);

•	defense of margins through programs to recoup efficiency by exploiting synergies across the different business areas (common management of IT and network infrastructures, convergent evolution of applications platforms, and common content acquisition and management).

In this setting, the Telecom Italia Group already ranks in the top tier among European competitors in all business areas in terms of growth, profitability and product innovation. This is the result of the substantial investments made in technological innovation, which today provide the Group with a network infrastructure considered future-proof, ready to host and handle the portfolio of new generation products and services.

As mentioned above, however, the evolution of the market and the defense of the creation of value also require an adaptation of current business models and organizational strategies, an objective that the merger by incorporation of Tim into Telecom Italia is intended to promote.

The Merger, together with the Spin-off, will simplify the Group’s ownership structure by maintaining the Domestic Communications Business under an unlisted, wholly owned subsidiary of Telecom Italia, thereby creating optimal conditions for grasping the opportunities to realize the synergies referred to above.

The Merger is also intended to bring the following additional advantages:

•	to optimize financial and cash flows within the Group by managing Group debt more efficiently and making better use of financial leverage. At the same time, Tim’s current shareholders will become shareholders of a company with a more balanced financial structure, capable of being taken over and therefore better placed to enhance the value of the shares assigned in exchange;

•	to enable Telecom Italia to optimize, through the Offer and the Merger, its own financial structure and to reduce the weighted average cost of capital employed compared with its current cost. In fact, as explained above, the purchase of Tim shares is financed by means of an increase in net financial debt, whose cost, net of the tax effect, is lower than the cost which would have been incurred by the additional amount of equity not issued in exchange for Tim shares acquired in the Offer. The consequent reduction in the weighted average cost of capital should favor the full value potential of the shares of Telecom Italia as the Post-Merger Company and thus the creation of value for shareholders, including the Tim shareholders who exchange their shares.

As mentioned above, the Merger serves to promote the adaptation of the Group’s business models and organizational strategy to the evolution of the market and the defense of the creation of value for shareholders.

The integration process, involving actions designed to improve efficiency and to enhance strategic and operational effectiveness, primarily concerns the Networks and Information Technology, Customer Operations, the Supply of Innovative Services and Sales Channels business areas and will be implemented in compliance with applicable sector and antitrust laws. The main projects under consideration concern:

Networks and Information Technology

•	Joint development of network and platform architectures for wireline and mobile products and services;

•	Integration and synergies in connection with networks for access traffic and IP backbone traffic, for example, through joint planning of requirements and development processes;

•	Joint development, operation and maintenance of network information systems;

•	Design of the new integrated network model.

Customer Operations

•	Joint development of IT applications providing support for the management of the business;

•	Increase in customer care efficiency and service levels by adoption of the best practices developed in Telecom Italia and Tim;

•	Synergies in connection with the supply of customer information services (e.g., the 12 and 412 customer information services).

Supply of Innovative Services and Sales Channels

•	Development of convergent services for the consumer market (e.g., seamless access to mail, interoperability of fixed and mobile services, and standardization of mimicking) and for the business market (e.g., mobile use of corporate applications by means of extended enterprise models);

•	Increase in the effectiveness of sales channels and search for efficiency gains in overlapping commercial services while maintaining separate offers;

•	Development of a multimedia portal accessible from fixed and mobile network terminals and enhancement of Group contents and brands.

Procurement

•	Optimization of the distribution logistics for commercial products;

•	Exploitation of the synergies between network operating structures and joint evaluation of make-or-buy options;

•	Elimination of duplication and harmonization of service standards in Facility Management and General Services.

Working Groups have been formed to define the scope for integration, specify and develop integration plans, and lay down how they are to be implemented. The groups are headed by an Integration Committee that provides guidance and control, by ensuring observance of specific responsibilities over the development of the overall integration plan.

Consistently with the integration plan, the organizational and operational restructuring will be based on three guidelines: a market plan aimed at increasing the effectiveness of customer relations; an efficiency plan for the rationalization of internal and external structures; and an organizational development plan.

The synergies expected from the Merger, the broad outlines of which have already been identified and whose economic benefits and other advantages will be detailed and announced by mid-April 2005, are the result of analyses and evaluations undertaken by the managers involved in the integration plans discussed above.

2. The values attributed to the Companies Participating in the Merger for the purpose of determining the Exchange Ratios

2.1 Purpose of the valuation

2.1.1 The purpose of the valuation is to determine the exchange ratio (the “Exchange Ratio”) on the basis of which the participation in the Post-Merger Company of the shareholders of Telecom Italia and Tim, respectively, will be determined.

The aim of the valuation, therefore, is to value Telecom Italia and Tim in order to obtain significantly comparable values for the purpose of determining the Exchange Ratio for the Merger in question, considering all the shareholders of the Companies Participating in the Merger as parties interested in the valuation and the Exchange Ratio.

To achieve this objective, the valuations for the purpose of determining the Exchange Ratio require the identification and application of valuation methods based on uniform criteria for the Companies Participating in the Merger.

Such valuations may therefore differ from other valuations made in different contexts or for different purposes, including with respect to the selection of criteria and methodologies applied.

2.1.2 In the light of information provided by the Advisors (as specified below), the Board of Telecom Italia has reached its conclusions on the Exchange Ratio following a careful evaluation of the Companies Participating in the Merger, selecting from a range of valuation methods those generally considered most appropriate in consideration of the activities performed by the Absorbing Company and the Company to be Absorbed.

Furthermore, as suggested by corporate doctrine and standard professional practice, the values attributed to the Companies Participating in the Merger were compared on a going-concern basis.

It should also be noted that the effects of the Offer for Tim ordinary and savings shares do not require the Exchange Ratio to be altered since the Offer was made on terms consistent with the valuations used to determine the Exchange Ratio. In fact, in the context of the valuation of Telecom Italia, the acquisition of the Tim shares tendered in the Offer increases the value of the equity interest in Tim substantially equivalent to the increase in Telecom Italia’s net financial debt, which, moreover, will be at a level consistent with Telecom Italia’s current rating. The overall effect is that the value of Telecom Italia’s equity will remain substantially unchanged.

2.1.3 For purposes of determining the Exchange Ratio, Tim’s Board of Directors was assisted by leading financial Advisors, namely the investment banks Lazard & Co. S.r.l. as Sole Lead Advisor and Credit Suisse First Boston. In addition, as recommended by the Committee for Internal Control (consisting exclusively of independent directors), the Milan office of Merrill Lynch International and Studio Casò, in the person of Mr. Angelo Casò, were requested as advisors to prepare additional fairness opinions on the Exchange Ratio. In arriving at its conclusions, Tim’s Board of Directors acknowledged that each financial Advisor chose from among the various possible valuation methods those it deemed most appropriate considering the activities performed by the Absorbing Company and the Company to be Absorbed and that, although they adopted different methods, the financial Advisors reached consistent conclusions.

For its part, the Board of Directors of Telecom Italia was assisted by the following financial Advisors: JPMorgan, MCC, Mediobanca and Goldman Sachs International.

2.1.4 Tim’s Board of Directors, after carefully analyzing the valuations put forward by its financial Advisors, approved the valuation methods they had applied, described in Section 2.2 below.

2.2 Methods used and results obtained

2.2.1 Introduction

A. The valuation methods and criteria to be applied here were selected taking into account:

a) the specific objectives assigned to the valuations in connection with the Merger;

b) the nature of the activities performed by each of the Companies Participating in the Merger.

B. Concerning the first aspect, in selecting the valuation principles and criteria, reference was made, as is considered proper and desirable in every kind of valuation, to the purpose of the exercise and to the material factors allowing the value of the object of the valuation to be calculated. Given the objective of obtaining comparable values for the determination of the Exchange Ratio, valuation methods based on uniform criteria were adopted for both Companies Participating in the Merger.

In this case, the Exchange Ratio was determined on the basis of a comparison of the values of the Companies Participating in the Merger.

As indicated above, these values were obtained on a going-concern basis and can neither be considered as representative of stand-alone valuations of the two Companies Participating in the Merger nor compared with any potential acquisition or disposal prices (which normally take into account potential majority premiums and minority discounts). Nor do these values reflect the strategic, operational and financial synergies expected from the Merger.

As specified below, for the valuation of both Companies Participating in the Merger, the two methods used were the market-price method and the sum-of-parts method, the latter primarily through the application of the discounted cash flow or DCF methodology to the various business units. In particular, for the purpose of determining the Exchange Ratio, values obtained on the basis of uniform methods were compared: the ratio between market prices on the one hand and the ratio between fundamental values (sum-of-parts) on the other.

The valuation process was further supported by considering financial analysts’ target prices for the Telecom Italia and Tim shares and making reference to market multiples for comparable companies.

C. With regard to the second aspect, account was taken, on the one hand, of the multiple operational areas of Telecom Italia and Tim and, on the other, of the fact that the controlling interest in Tim held by Telecom Italia represents a significant part of the latter’s assets.

D. In the light of the above, the following methodologies were used to determine the values of Telecom Italia and Tim:

(i) Market Prices. In this regard, it is noted that where companies participating in a merger have shares listed on regulated securities exchanges, theory and professional practice suggest that account be taken of the results derivable from the market prices of the respective shares, averaged over appropriate periods of time. In this case, the market prices are considered to be particularly significant, taking into account the high capitalization and liquidity of Tim and Telecom Italia; the extensive coverage the two companies receive in analysts’ research reports; and the existence among their shareholders of numerous international institutional investors;

(ii) Sum of the Parts. Under this method, a company’s value is calculated as the sum of the values of its separate units (meaning economic entities that can be valued independently) adjusted to take into account the company’s financial position and minority interests.

For purposes of determining the Exchange Ratio, the values of Telecom Italia’s and Tim’s equity were calculated both taking into account and excluding the effects of the distribution by the two companies of dividends in April 2005 (assumed to be equal to those distributed in 2004). The reason for considering the effects of the dividends is that the calendar of the Merger provides for the share exchange to take place after they have been paid.

E. The sections that follow describe the methods and principles adopted in valuing the Companies Participating in the Merger both from the theoretical point of view and from the point of view of the principal results achieved.

2.2.2 Market Price method

A. The Market Price method estimates the value of the capital on the basis of the stock market prices recorded in a significant period concluding at a date close to that on which the estimate is made.

The application of the Market Price method considered the prices of Telecom Italia and Tim shares over various periods prior to the announcement of the Merger (3 December 2004) and the beginning of rumors (the week of 16-19 November 2004), in order to focus on the values of the two companies expressed by market prices excluding possible announcement effects.

The period prior to the beginning of rumors is considered more significant since in the subsequent period both the market prices and the trading volumes showed anomalies and discontinuities compared, to their long-term trends. Analyses of the two companies stock market prices are reported below for various periods up to 16 November 2004. It is nonetheless worth noting that the differences between these values and those obtained for periods up to the Merger announcement date are not material.

B. On the basis of the market data at 16 November 2004 (the last day of trading before the beginning of rumors), it was found that:

a) both of the Companies Participating in the Merger had a large market capitalization and a significant and widely-distributed float;

b) as can be seen from the following table: (i) the daily volume of trading in Tim and Telecom Italia ordinary shares was high (approximately 1% of the float on average); and (ii) during the twelve months preceding the date of the beginning of rumors concerning the Merger:

•	trades of Tim ordinary shares amounted to approximately 389.5% of the ordinary share capital (excluding the shares held by Telecom Italia), for a value of approximately €65 billion;

•	trades of Telecom Italia ordinary shares amounted to approximately 201% of the ordinary share capital (excluding the shares held by Olimpia S.p.A.), for a value of approximately €43 billion.

Tim (ordinary shares)	Average daily trading volume (in € thousands)	Cumulative Volume (in € thousands)	Average % of capital traded (*)	Cumulative % of capital traded (*)
Prices
16/11/2004	65,758	65,758	1.8%	1.8%
1-month average	52,095	1,146,096	1.4%	31.1%
2-month average	50,586	2,175,181	1.4%	59.0%
3-month average	48,796	3,220,504	1.3%	87.4%
6-month average	47,803	6,310,041	1.3%	171.2%
12-month average	56,285	14,352,550	1.5%	389.5%

Telecom Italia (ordinary shares)	Average daily trading volume (in € thousands)	Cumulative volume (in € thousands)	Average % of capital traded (*)	Cumulative % of capital traded (*)
Prices
16/11/2004	85,138	85,138	1.0%	1.0%
1-month average	71,326	1,569,170	0.8%	18.5%
2-month average	65,538	2,818,153	0.8%	33.3%
3-month average	59,735	3,918,770	0.7%	46.3%
6-month average	58,305	7,696,208	0.7%	90.9%
12-month average	66,690	17,005,946	0.8%	201.0%

(*)	Percentage of the free float.

Source: Datastream.

c) both Companies represented a significant portion of the total capitalization of the Mibtel (Milan telematic index) and S&P/MIB stock indices. According to data provided by Borsa Italiana, at 16 November 2004:

•	Telecom Italia represented 5.3% of the Mibtel index and 8.9% of the S&P/MIB index; and

•	Tim represented 7.4% of the Mibtel index and 6.6% of the S&P/MIB index;

d) the Telecom Italia and Tim floats were significantly divided among Italian and foreign institutional investors and Italian retail investors.

C. In order to mitigate the short-term fluctuations that are typical of the financial markets, in line with best valuation practices, the analysis of the share prices was extended to the average figures recorded by the market over relatively long periods.

To this end, volume-weighted average prices were calculated for periods of up to 12 months, both excluding and taking into account the impact of the dividend distribution.

D. From the analysis of the market prices, the 1, 3, 6 and 12-month averages were identified as those that fell within a range of constant valuations, as can be seen from the following table.

	Stock market value not adjusted for dividend		Ratio (X)*	Stock market value adjusted for dividend		Ratio (X)*
Market prices (ordinary shares)	Telecom Italia (€)	Tim (€)		Telecom Italia (€)	Tim (€)
Weighted averages
16/11/2004	2.82	4.81	1.71	2.71	4.55	1.68
1 month	2.70	4.68	1.73	2.59	4.42	1.71
2 months	2.63	4.56	1.73	2.52	4.30	1.70
3 months	2.58	4.50	1.74	2.48	4.25	1.71
6 months	2.55	4.51	1.77	2.45	4.25	1.74
12 months	2.54	4.52	1.78	2.44	4.27	1.75

Source: Datastream.

*	Possible differences due to rounding.

	Stock market value not adjusted for dividend		Ratio (X)*	Stock market value adjusted for dividend		Ratio (X)*
Market prices (savings shares)	Telecom Italia (€)	Tim (€)		Telecom Italia (€)	Tim (€)
Weighted averages
16/11/2004	2.05	4.78	2.33	1.94	4.51	2.33
1 month	2.01	4.62	2.30	1.89	4.35	2.30
2 months	1.95	4.53	2.32	1.84	4.26	2.32
3 months	1.92	4.48	2.34	1.80	4.22	2.34
6 months	1.86	4.45	2.39	1.75	4.18	2.39
12 months	1.84	4.45	2.42	1.72	4.18	2.43

Source: Datastream

*	Possible differences due to rounding.

2.2.3 Sum-of-Parts Method

A. Under the Sum-of-Parts method, the value of Telecom Italia and Tim is calculated as the sum of the values of the individual units of each company, considered as economic entities that can be valued independently. Such sum is suitably adjusted to take account of the financial position and minority interests for each of the Companies Participating in the Merger.

B. For the valuation of the individual units, the Discounted Cash Flow or DCF methodology was primarily used, as applied to the principal assets of Telecom Italia and Tim: the Italian wireline and mobile services and the major subsidiaries abroad.

For the valuation of the remaining assets of Telecom Italia and Tim, reference was made to their stock market value, where available and deemed appropriate, and for those of minor importance or not consolidated, to their book value or to the estimates of financial analysts in research reports.

The Telecom Italia assets to which the above-mentioned methods were applied are summarized below:

•	fixed telephony services included in the Wireline division;

•	Mobile division (Tim, domestic and international activities);

•	Internet Media division (TI Media S.p.A.);

•	Latin America division (holdings in Entel Chile and Entel Bolivia);

•	IT market division (Finsiel S.p.A.);

•	Olivetti Tecnost group;

•	other assets and shareholdings.

The DCF methodology was applied by discounting operating cash flows gross of any component of a financial nature (Free Cash Flows or “FCF”). Under this methodology, the value of a company is equal to the sum of the following components:

•	operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

•	net financial position and minority interests, which in the case in question were calculated with reference to 31 December 2004.

The DCF method was applied to determine the fundamental value for financial investors and reflects the following assumptions and approaches:

•	the Weighted Average Cost of Capital (“WAAC”), calculated on a target capital structure of the activity to be valued which is in line with the current capital structure and with the relevant market benchmarks;

•	the growth rates used for the financial projections beyond the time periods covered by Telecom Italia’s and Tim’s business plans, where such projections were considered, and for the calculation of the terminal value, reflect growth prospects consistent with the relevant market benchmarks.

C. In applying the DCF methodology, reference was made to the cash flows of the main activities as shown by the update, for the period 2004-2007, of the business and financial plans approved and announced to the market in March 2004. The plans were developed by management in conformity with the Group’s strategic, operational and financial objectives. The average rate of organic growth (i.e., at constant scope of consolidation exchange rates) of EBITDA compound annual growth rate (CAGR 2003-2006 >5.5%), and the net financial position at 31 December 2004 (less than €30 billion) are both confirmed.

As regards the fixed telephony activity, in a market with prospective annual growth of more than 2%, an average rate of organic growth of EBITDA of more than 2% is confirmed, primarily due to a stable customer base, achieved by broadening the range of wireline services and products offered and the growth of broadband services in Italy and abroad (France and Germany), also driven by the launch of new value added services (VAS) and innovative content.

In the case of the mobile telephony activity, the main lines of growth in Italy are confirmed: development and differentiation of the wireless services and products offered; enhancement of value added services (multi-messaging and interactive VAS); focus on customers; technological strength (EDGE/UMTS and combined services); and an increase in the average revenue per user (ARPU). The growth of the international business, where it has been decided to withdraw from the Venezuelan market, continues to be driven by Brazil. In Brazil, a substantial expansion of the customer base is expected and the second position in the domestic market will be maintained through the continuation of the strengthening of customer care, brand development and positioning, innovation in the services and products offered, and improved territorial coverage. This allows a double-digit EBITDA annual organic growth trend for the mobile communications activity as a whole and gross operating profits of more than 53% for the Italian market to be confirmed, in line with the figures announced.

D. The update for the period 2004-2007 of the business and financial plans approved and announced to the market in March 2004, which were developed by management in conformity with the Group’s strategic, operational and financial objectives, provided the basis for determining both the operational cash flows for the forecasting period adopted and the terminal value at the end of the periods considered by the Advisors in their valuations (“Terminal Value”).

For purposes of estimating the Terminal Value, theory and prevailing professional practice propose two alternatives:

•	the value corresponding to the capitalization of the normalized operating cash flow (or the present value of the operating cash flows expected for the period subsequent to the time horizon of the explicit projection), which can be estimated as follows:

VT=	FCFn
(WACC–g)

where:

VT             = Terminal Value;

FCFn         = normalized operating cash flow;

g                = assumed perpetual growth rate;

WACC      = weighted average cost of capital;

or,

•	the value calculated on the basis of a multiple of the gross operating profit of the last year of the projection period considered.

Since the cash flows in question will be used to remunerate all the entities contributing capital, in discounting such cash flows it is necessary to use a rate representing the cost of all the financial resources utilized by the company. This rate is identified as the Weighted Average Cost of Capital (WACC) and is calculated with reference to a target capital structure of the activity to be valued and the relevant market benchmarks, as follows:

WACC = Kd(l–t)	D	+ Ke	E
	D+E		D+E

where:

Kd	= cost of debt capital;
Ke	= cost of equity capital;
D	= debt capital;
E	= equity capital;
t	= tax rate.

In particular, the prevailing practice is to calculate the cost of equity capital on the basis of the Capital Asset Pricing Model (CAPM), defined by the following formula:

Ke = Rf + Beta x (Rm-Rf)

where:

Rf	= rate of return on risk-free investments;
Beta	= correlation coefficient between a share’s effective rate of return and the overall rate of return of the reference share market ;
Rm	= overall rate of return of the reference share market;
(Rm - Rf)	= premium required by the reference share market compared to the rate of return on risk-free investments.

The principle underlying this methodology rests on the hypothesis that, in a liquid and efficient market, investors determine the required rate of return considering exclusively the systematic (or market) risk of the investment, expressed by the relation between the variation in the price of the share and the variation in the share market (Beta). The specific risk of the investment (the share) is not considered, since it can be eliminated by the investor through appropriate diversification of investments.

E. In light of the above, in this case reference was made to the operating cash flows for the individual units as shown by the updated business and financial plans prepared by the management of both companies. Certain Advisors then extended the financial projections beyond the time horizon of the companies’ business and financial plans. The growth rates used for these financial projections and for the determination of the Terminal Value, calculated using a perpetual normalized FCF growth rate, reflect growth prospects consistent with the relevant market benchmarks. Although the Advisors adopted different applications of the same methodology, Tim’s Board of Directors noted that they arrived at similar and mutually consistent conclusions.

With respect to the WACC, reference was also made to the calculation of different WACCs for the individual activities. In particular, for the risk-free rate, the “normal” rate of return on risk-free investments in the reference market of the business unit considered was used, while the beta was calculated on the basis of the most appropriate market variables, taking into account the target financial structure of the activities to be valued and the relevant market benchmarks. With respect to the premium required by the share market, the most recent valuation practices and estimates of financial analysts published in research reports were used.

In the valuation of Telecom Italia and Tim, from the sum of the values of the assets, calculated as described above, the estimated net financial position at 31 December 2004 and the valuation of minority interests were deducted; these were determined primarily, depending on the circumstances, with reference to their book or market value, in view of their limited importance in relation to the overall valuation of the two companies.

In order to divide the results obtained for the equity value of the two companies between their ordinary and savings shares, reference was made to the average discounts implied by the 1, 2, 3, 6 and 12-month averages of the prices of Telecom Italia and Tim savings shares compared to those of their ordinary shares. The consensus view is that other methods of dividing the equity value between ordinary and savings shares would introduce discretionary factors into the valuation, unsupported by objective factors. However, in Tim’s case, on the basis of the average historical discount between the prices of ordinary and savings shares, it was decided to assume a discount of 0% compared to the ordinary shares in determining the value of the savings shares. It needs to be stressed that the range value taken into consideration does not alter the economic substance of the dividend premium to which savings shares are entitled.

F. With reference to the Sum-of-the Parts method, after carefully examining the valuations put forward by the Advisors, Tim’s Board of Directors identified the following ranges for the values of the ordinary and savings shares.

SUM-OF-THE-PARTS METHOD

	Values per share not adjusted for dividend			Values per share adjusted for dividend
€	Telecom Italia	Tim	Ratio (X)	Telecom Italia	Tim	Ratio (X)
Value per ordinary share	2.97-3.28	5.26-5.50	1.68-1.77	2.86-3.17	5.1-5.25	1.65-1.75
Value per savings share	2.18-2.41	5.26-5.50	2.29-2.41	2.06-2.29	4.99-5.24	2.29-2.42

The results obtained by applying the Sum-of-the-Parts method confirm the relative values obtained by using the Market Price method.

G. In determining the Exchange Ratio, an analysis was also made of the reasonably foreseeable effects of the possible exercise of the right of withdrawal by holders of Tim savings shares. It was deemed, considering also the prices of the shares in the relevant period, that the result of such withdrawals would not require the Exchange Ratio to be modified, since it was reasonable to presume that the withdrawal price would be lower than the value attributed to Tim shares for the purposes of the Merger on the basis of the valuation methods applied.

3. Conclusions

3.1 Determination of the Exchange Ratio

3.1.1 Taking into account the valuations put forward by the Advisors, the Board of Directors has established the relative values of the Companies Participating in the Merger for the purpose of determining the Exchange Ratio.

3.1.2 The Exchange Ratio derived for the ordinary and savings shares by applying the foregoing methods is summarized below:

METHOD (ORDINARY SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDEND (X)	EXCHANGE RATIO ADJUSTED FOR DIVIDEND (X)
Market Price method
- 16 November 2004	1.71	1.68
Weighted averages:
- 1 month	1.73	1.71
- 2 months	1.73	1.70
- 3 months	1.74	1.71
- 6 months	1.77	1.74
- 12 months	1.78	1.75
Sum-of-the-Parts method	1.68-1.77	1.65-1.75

METHOD (SAVINGS SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDEND (X)	EXCHANGE RATIO ADJUSTED FOR DIVIDEND (X)
Market Price method
- 16 November 2004	2.33	2.33
Weighted averages:
- 1 month	2.30	2.30
- 2 months	2.32	2.32
- 3 months	2.34	2.34
- 6 months	2.39	2.39
- 12 months	2.42	2.43
Sum-of-the-Parts method	2.29-2.41	2.29-2.42

3.1.3 These conclusions were compared with those reached by the Board of Directors of Telecom Italia, taking into account the indications provided by its financial Advisors: JP Morgan, MCC, Mediobanca and Goldman Sachs. Following this valuation process and the comparison of the valuations obtained, the Exchange Ratio shown below was adopted.

3.2 Exchange Ratio

3.2.1 On the basis of the valuations of the Companies Participating in the Merger, the following Exchange Ratio, which determines the number of shares to be issued in connection with the Merger, was adopted:

•	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each Tim ordinary share with a par value of €0.06;

•	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each Tim savings share with a par value of €0.06.

3.2.2 No cash consideration is envisaged.

4. Procedure for assigning the shares of the Post-Merger Company and dividend entitlement date

4.1 Procedure for the exchange

4.1.1 In implementing the Merger, the Tim ordinary and savings shares held by Telecom Italia and the Tim ordinary shares held by Tim as treasury stock will be cancelled without exchange, whereas new Telecom Italia ordinary and savings shares will be issued to Tim’s shareholders other than Telecom Italia in connection with the exchange.

Telecom Italia will effect the exchange by increasing its share capital by up to a maximum of €1,420,690,865.55, through the issuance of up to a maximum of 2,291,344,587 Telecom Italia ordinary shares and up to a maximum of 291,729,714 Telecom Italia savings shares, all with a par value of €0.55 per share. The maximum amount of the increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without taking into consideration the Tim ordinary and savings shares held by Telecom Italia following the Offer or Tim’s treasury shares, which will not be exchanged in the Merger.

As specified below, the amount of the increase was determined by also including the percentage of new shares to be issued in connection with the exercise of stock options previously granted by Telecom Italia and Tim to their respective employees and other employees of the Group (i.e. on a fully diluted basis).

4.1.2 The newly issued shares earmarked for the exchange will be assigned to the persons entitled to such shares, through their authorized intermediaries who are participants of the Monte Titoli S.p.A. central securities depository, at the effective date of the Merger. Non-dematerialized Tim shares may only be exchanged upon delivery of such shares to an authorized intermediary for deposit with the central securities depository on a dematerialized basis.

As part of the procedure for the assignment of Telecom Italia shares, Absorbing Company will arrange for the authorized intermediaries to provide Tim minority shareholders with a service to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, that will permit the number of newly issued shares to which the shareholders are entitled on the basis of the exchange ratio to be rounded up or down to the nearest whole number.

4.2 Effective date of the Merger

4.2.1 Pursuant to Articles 2504-bis, third paragraph, and 2501-ter, first paragraph, subparagraph 5, of the Civil Code, the newly-issued Telecom Italia shares will have normal entitlement to all the rights appertaining thereto.

4.2.2 Pursuant to Article 2504-bis, second paragraph, of the Civil Code, the Merger will be effective, without prejudice to the effects referred to in Article 2501-ter, paragraphs 5 and 6, of the Civil Code, from the date of the last filing of the merger deed, or from such later date as may be specified in the merger deed itself.

Accordingly, as of that date, Telecom Italia will assume all of Tim’s assets, rights and liabilities.

5. Effective date for accounting purposes

5.1.1 In accordance with the combined effect of Articles 2504-bis, third paragraph, and 2501-ter, first paragraph, subparagraph 6, of the Civil Code, and Article 172.9 of the Consolidated Income Tax Law (approved by Presidential Decree No. 917 of 22 December 1986), and in compliance with Article 6 of the Merger Plan, the transactions effected by Tim will be attributed to and recorded in Telecom Italia’s accounts, for accounting and income tax purposes, as of 1 January of the year in which the Merger becomes effective, or 1 January 2005, in accordance with the planned timetable.

6. Italian tax effects of the Merger on Telecom Italia

6.1. Direct taxes: taxation of the Companies Participating in the Merger

6.1.1 For income tax purposes, pursuant to Article 172.1 of the Consolidated Income Tax Law (approved by Presidential Decree No. 917 of 22 December 1986), the Merger is tax neutral for Italian tax purposes and therefore does not constitute a sale or distribution of capital gains and losses on the assets of the merged or incorporated companies, including on inventories and goodwill. As regards the position of Telecom Italia, it should be noted that there is no merger goodwill to be recognized as income for tax purposes and thus merger differences will have no material tax impact. The reserves for tax-deferred income reported in Tim’s latest financial statements, and existing at the effective date of the Merger, will be treated in accordance with the specific provisions of Article 172.5 of Presidential Decree No. 917 of 22 December 1986, and, if applicable, will be re-established.

6.1.2 On the effective date of the Merger, Telecom Italia will assume all of Tim’s rights and obligations in relation to income taxes. In addition, since for accounting and tax purposes the Merger takes effect, retroactively, as of 1 January of the year in which the it becomes effective, there will not be a separate tax period between the closing date of Tim’s last financial year and the effective date of the Merger.

6.1.3 Lastly, concerning the tax regime of the Spin-Off to be effected by Tim before the Merger, whereby it transfers its Domestic Communications Business to Tim Italia, it should be noted that the Spin-Off is tax neutral for Italian tax purposes and will therefore not give rise to taxable capital gains or tax-deductible losses.

6.2. Italian tax effects on shareholders

6.2.1 Pursuant to Article 172.3 of Presidential Decree No. 917 of 22 December 1986, the exchange of Tim shares for Telecom Italia shares does not constitute a sale, a distribution of capital gains or losses, or a source of income, as the transaction merely involves the replacement in shareholders’ portfolios of the shares of Tim by shares of Telecom Italia. Accordingly, the basis in the Tim shares will be transferred to the shares obtained in the exchange.

Shareholders resident in countries outside Italy are urged to consult their own tax advisors about the tax effects of the Merger in their own jurisdictions.

6.3. Indirect taxes

6.3.1 The merger deed is subject to a registration fee of €129.11, pursuant to Article 4.b) of the first part of the schedule attached to Presidential Decree No. 131 of 22 December 1986.

7. Expected shareholdings in the Post-Merger Company

7.1 Tim shareholders

7.1.1 At 23 January 2005, on the basis of the shareholder register, disclosures made by shareholders and other information available, the following shareholder held more than 2% of Tim’s ordinary shares:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Telecom Italia S.p.A.	4,734,081,519	55.07%

7.2 Telecom Italia shareholders

7.2.1 At 23 January 2005, pursuant to the shareholder register, disclosures made by shareholders and other information available, the following shareholders held more than 2% of Telecom Italia’s ordinary shares:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	1,751,765,823	16.96
Brandes Investment Partners LLC (*)	372,896,243	3.61
Hopa S.p.A. (**)	361,364,703	3.50
Assicurazioni Generali S.p.A. (***)	288,964,287	2.80
Bank of Italy (****)	231,499,817	2.24

*	Disclosure pursuant to Article 121.3 of CONSOB Regulation on Issuers.
**	Shares held through the subsidiary company Holinvest S.p.A.
***	The list of companies through which the shares are held is available on the Internet at www.consob.it.
****	Shares partly held by the Bank of Italy’s supplementary pension fund.

7.3 Effects of the Merger on shareholders

7.3.1 Telecom Italia’s post-Merger shareholdings will be affected by a number of factors and, in particular, by the conversion of Telecom Italia (formerly Olivetti) 1.5% 2001-2010 convertible bonds with redemption premium and the number of Telecom Italia and Tim stock options that are exercised. As regards the bonds, the information available to Tim indicates that conversion requests had been received for 463,187,994 additional Telecom Italia shares at 21 January 2005, compared to the share capital recorded in the Company Register.

The following table summarizes the foreseeable composition of Telecom Italia shareholders with holdings in excess of 2% of the ordinary share capital, assuming that no bonds are converted (in addition to those related to the requests submitted at 21 January 2005 referred to above, which are not yet reflected in the share capital recorded in the Company Register but are considered for purposes of the analysis below) and that no stock options are exercised.

The table is based exclusively on information in the Telecom Italia shareholder register or disclosed by shareholders in accordance with Article 120 of the Consolidated Law.

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	1,751,765,823	13.46%
Brandes Investment Partners LLC	372,896,243	2.87%
Hopa S.p.A.	361,364,703	2.78%
Assicurazioni Generali S.p.A.	288,964,287	2.22%

It is also worth noting that, on 21 December 2004, Olimpia S.p.A. announced the approval by its extraordinary shareholders’ meeting of an increase in capital of €2 billion by means of a rights issue, the proceeds of which will be used to purchase Telecom Italia shares. On 23 January 2005, Olimpia S.p.A. further announced that it had entered into two forward contracts to buy Telecom Italia ordinary shares and bonds convertible into Telecom Italia ordinary shares, respectively. The execution of these contracts – subject to the subscription of the above-mentioned capital increase – will entail an expenditure of approximately €1 billion. On the same date, Olimpia S.p.A. also announced that the other parties to the contracts already held shares and convertible bonds corresponding to approximately 310 million Telecom Italia ordinary shares.

Upon completion of the Merger, no shareholder is expected to control Telecom Italia.

8. Effects of the Merger on shareholders’ agreements (Article 122 of Italian Legislative Decree 58/1998) relating to the shares of the Companies Participating in the Merger

The parties to the shareholders’ agreements falling within the scope of Article 122 of Italian Legislative Decree 58/1998 that concern the Companies Participating in the Merger have not made any notifications concerning the possible effects of the Merger on such agreements.

9. Bylaw amendments

9.1 Telecom Italia’s bylaws and amendments deriving from the Merger

9.1.1 In connection with the Merger, Telecom Italia will amend the article of its bylaws concerning the company’s share capital to take account of the capital increase for the issuance of new ordinary and savings shares to be assigned in exchange to the holders of Tim ordinary and savings shares in accordance with the assignment procedure described in Section 4.1 above.

The maximum increase in Telecom Italia’s share capital for the purposes of the share exchange,

•	considering the maximum amount by which Tim’s existing share capital may be increased, among other things as a consequence of the exercise of stock options granted and still valid; and

•	on the basis of the Exchange Ratio indicated in Section 3.2 above,

will be a maximum of €1,420,690,865.55, through the issuance of a maximum of 2,291,344,587 new Telecom Italia ordinary shares and a maximum of 291,729,714 new Telecom Italia savings shares, all with a par value of €0.55 per share. The maximum amount of the increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without considering the Tim ordinary and savings shares held by Telecom Italia as a result of the Offer or Tim’s treasury shares, which will not be exchanged in the Merger.

Provision has also been made for the amendments needed to permit the Post-Merger Company to take over stock option plans to the extent such plans are still effective.

The Absorbing Company will in fact succeed to Tim’s obligations relating to its stock option plans and will therefore approve capital increases for the issuance of the required number of new ordinary shares, adjusted on the basis of the Exchange Ratio adopted for the Merger.

Consequently, holders of Tim stock options will have the right, when they exercise their options, to purchase at the predetermined strike price not the original number of ordinary shares of Tim but the larger number of ordinary shares of Telecom Italia, as the Post-Merger Company, determined on the basis of the Exchange Ratio of 1 to 1.73. The unit subscription price of the ordinary shares in respect of which stock options may be exercised will therefore be adjusted for each plan by dividing the original price by 1.73.

More specifically, Telecom Italia will approve an overall maximum increase in capital, divided into the following tranches, each of which is severable:

a) an increase of up to €11,705,656.05 for the exercise of stock options already granted by Tim under its “2000-2002 Stock-Option Plans”, to be implemented by 31 December 2008 through the issuance of up to

21,283,011 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the Exchange Ratio adopted for Tim shareholders for purposes of the Merger at a price of €6.42 for each option held (i.e. €3.710983 for each newly issued share);

b) an increase of up to €1,132,285 for the exercise of stock options already granted by Tim under its “2001-2003 Stock-Option Plans”, to be implemented by 31 December 2005 through the issuance of up to 2,058,700 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the Exchange Ratio adopted for Tim shareholders for purposes of the Merger at a price of €8.671 for each option held (i.e. €5.012139 for each newly issued share);

c) an increase of up to €474,798.50 for the exercise of stock options already granted by Tim under its “2001-2003 Supplementary Plans”, to be implemented by 31 December 2005 through the issuance of up to 863,270 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the Exchange Ratio adopted for Tim shareholders for purposes of the Merger at a price of €7.526 for each option held (i.e. €4.350289 for each newly issued share);

d) an increase of up to €22,150,920 for the exercise of stock options already granted by Tim under its “2002-2003 Stock-Option Plans”, to be implemented by 31 December 2008 through the issuance of up to 40,274,400 Telecom Italia ordinary shares with a par value of €0.55 per share to be offered to the holders of the above-mentioned stock options on the basis of the Exchange Ratio adopted for Tim shareholders for purposes of the Merger at a price of €5.67 for each option held (i.e. €3.277457 for each newly issued share);

e) an increase of up to €3,192,173.05 for the exercise of stock options already granted by Tim under its “2003-2005 Stock-Option Plans”, to be implemented through the issuance of up to a total of 5,803,951 shares with a par value of €0.55 per share, by 31 December 2008 for the first lot, by 31 December 2009 for the second lot and by 31 December 2010 for the third lot. The shares will be offered to the holders of the above-mentioned stock options on the basis of the Exchange Ratio adopted for Tim shareholders for purposes of the Merger at a price of €5.07 for each option held (i.e. €2.930636 for each newly issued share).

The amendments to the bylaws described above will come into force on the effective date of the Merger pursuant to Article 2504-bis of the Civil Code and as provided for in the Merger Plan.

10. Evaluation of the conditions for the exercise of the right of withdrawal (Articles 2437, 2437-quinquies and 2497-quater of the Civil Code)

10.1 Evaluation in relation to Article 2437-quinquies of the Civil Code

10.1.1 Telecom Italia’s ordinary and savings shares are, and following the Merger will remain, listed on the Mercato Telematico, the electronic share market operated by Borsa Italiana S.p.A.

There is therefore no legal basis for Tim’s shareholders to exercise the right of withdrawal under Article 2437-quinquies of the Civil Code.

10.2 Evaluation in relation to Article 2437 of the Civil Code

10.2.1 As already noted above, both Telecom Italia and Tim engage in telecommunication activities. The Merger will therefore not entail any significant change in the activities carried out by Telecom Italia and Tim, or in the related business risk.

It follows that it will not be necessary to change the corporate purpose in the bylaws of Telecom Italia, as the post-Merger company. Therefore, as far as this aspect is concerned, the Merger will not give rise to the conditions for the exercise of the right of withdrawal pursuant to Article 2437, first paragraph, subparagraph a), of the Civil Code.

10.2.2 As a result of the Merger, the holders of Tim savings shares will receive, in the share exchange, Telecom Italia savings shares which entitle holders to a smaller dividend premium than the cancelled Tim shares (see Section 1.4.7 above). The Merger will therefore be submitted for approval to the Special Meeting of Tim’s savings shareholders, pursuant to Article 146.1b) of the Consolidated Law.

Moreover, for the reasons explained in Section 1.4.7 above concerning the smaller dividend premium of the Telecom Italia savings shares that will be assigned in the exchange to holders of Tim savings shares, holders of Tim savings shares who do not vote in favor of the Merger at the Special Meeting will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, subparagraph g) of the Civil Code, since their property rights will be modified by the share exchange.

10.2.3 The exercise of the right of withdrawal by Tim’s savings shareholders will be governed by Articles 2437-bis et seq. of the Civil Code. To this end, it should be noted in particular that, pursuant to the first paragraph of such article, Tim’s savings shareholders who do not vote in favor of the Merger at the Special Meeting will be able to exercise their right of withdrawal within 15 days from the date of the filing of the merger resolution, which presupposes the approval of the Special Meeting, with the Company Register. This filing will be made public in accordance with applicable law and regulations. It should also be noted that, pursuant to Article 2437-bis of the Civil Code, shares for which the right of withdrawal is exercised may not be sold or transferred.

10.2.4 Consistent with its interest in purchasing all of Tim’s savings shares, as evidenced by the Offer, Telecom Italia has indicated that it intends to purchase all the savings shares for which the right of withdrawal is exercised by exercising its prerogatives in accordance with applicable law.

10.3 Evaluation in relation to Article 2497-quater of the Civil Code

10.3.1 Following the Merger, Telecom Italia would in theory cease to perform its direction and supervision role with respect to Tim. However, since the companies are listed on regulated securities exchanges, there will be no legal basis for the holders of Tim shares to exercise the right of withdrawal under Article 2497-quater of the Civil Code.

TELECOM ITALIA MOBILE S.p.A.